[Fenwick & West LLP Letterhead]

David A. Bell	Email dbell@fenwick.com Direct Dial (650) 335-7130
CONFIDENTIAL TREATMENT REQUESTED BY ARCSIGHT, INC.
CONTACT: TRÂM T. PHI, ESQ., VICE PRESIDENT AND GENERAL COUNSEL (408-864-2600)
CERTAIN INFORMATION IN THIS LETTER HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED BY [ * * * ].
October 29, 2007
VIA EDGAR AND OVERNIGHT COURIER
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Barbara C. Jacobs David L. Orlic David W. Edgar Christine E. Davis Division of Corporation Finance

Re:	ArcSight, Inc. Amendment No. 2 to Registration Statement on Form S-1 File No. 333-145974
Dear Ms. Jacobs:
     On behalf of ArcSight, Inc. (the “Company”), we are transmitting herewith Amendment No. 2 (the “Amendment”) to the Registration Statement on Form S-1 (Registration No. 333-145974) originally filed by the Company with the U.S. Securities and Exchange Commission (the “Commission”) on September 11, 2007 (the “Registration Statement”). In this letter, we respond to the comments of the staff of the Commission (the “Staff”) contained in your letter dated October 15, 2007. The numbered paragraphs below correspond to the numbered comments in that letter; the Staff’s comments are presented in bold italics. We have also enclosed with the copy of this letter that is being transmitted via overnight courier a copy of the Amendment in paper format, which is marked to show changes from the Registration Statement as initially filed. In addition to addressing the comments raised by the Staff in its letter, the Company has revised the Registration Statement to update other disclosures.
     The Company is also supplementally providing the Staff with certain additional information as Attachment A to the copy of this letter that is being transmitted by overnight courier. The Company requests, pursuant to Rule 418(b) promulgated under the Securities Act of 1933, as amended (“Rule

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418(b)”), that the Staff return Attachment A to the Company once the Staff has completed its review. The Company requests that such information be treated confidentially, pursuant to Regulation 200.83 of the Commission (17 C.F.R. §200.83).
General
1.	We are in receipt of your request for confidential treatment of certain portions of Exhibits 10.16 and 10.18 to the registration statement. We will convey comments to you on that request under separate cover. We will also contact you separately regarding the graphics in your prospectus.
     The Company acknowledges that the Staff will convey comments to the Company regarding its request for confidential treatment of certain portions of Exhibits 10.16 and 10.18 to the Registration Statement and that the Staff has contacted us separately regarding the graphics in the Company’s prospectus. The Company will respond to those comments in a separate letter.
2.	We note that you have included as exhibits to Exhibits 99.1 and 99.2 to your registration statement what appear to be excerpts from reports by TheInfoPro, Inc. and International Data Corporation. Please provide the dates of the underlying reports, as well as copies of the reports themselves. Also, please tell us whether the reports were prepared for you.
     The following table sets forth the dates of the referenced reports from International Data Corporation, a market research firm (“IDC”), and TheInfoPro, Inc., an industry research publication (“TheInfoPro”), none of which were prepared for or at the request of the Company.

Publisher and Title of Report	Date of Report

IDC — Worldwide Security and Vulnerability Management Software 2007-2011 Forecast and Analysis: Governing Security and Risk Management.	August 2007

IDC — Worldwide Network Change and Configuration Management 2007-2011 Forecast and Analysis.	March 2007

IDC — Worldwide Compliance Infrastructure 2006-2010 Forecast: SOX 404 Requirements and the Emergence of the Records and Information Infrastructure Platform Define the Market.	June 2006

TheInfoPro — TheInfoPro Information Security Study, Wave 8, Winter 2007.	February 2007
     The Company requests that the Staff note that while the date of the TheInfoPro report is not specified in the report itself, it is provided in the TheInfoPro press release announcing the release of the report, which can be found at the following URL: http://www.theinfopro.net/news/TIP-SecurityW8-IDM_FINAL.pdf. The Company advises the Staff that each of these reports is the most recent report on their respective subjects published by these publishers, although the Company understands a new version of TheInfoPro study may be imminent (prepared but yet to be released publicly).
     The Company has supplementally provided to the Staff copies of each of the above referenced reports as Exhibit A to the copy of this letter that is being transmitted by overnight courier. The Company

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requests, pursuant to Rule 418(b), that the Staff return to it the materials to which reference is made in this response once the Staff has completed its review.
Prospectus Summary, page 1
3.	Please provide supplemental, quantitative and/or qualitative support for the assertion that you are a “leading” provider.
     In addition to the material supplementally provided as Exhibit A, the Company is supplementally providing as Exhibit B to the copy of this letter that is being transmitted via overnight courier the support that the Staff has requested. The support is marked to indicate the portions that substantiate the Company’s claim. The Company respectfully advises the Staff that the statements that the Company is a “leading” provider are supported by the finding of IDC that the Company is ranked 1st in the worldwide security information and event management software market, ranked 4th in the worldwide security management software market and ranked 6th in the worldwide security and vulnerability management market. IDC has specifically identified the Company as a “leader” in the security information and event management market. In addition, TheInfoPro placed the Company in the upper-right quadrant of the security management market, ranked 2nd in the category comprising competitive positioning, technical innovation, management’s strategic vision and brand/reputation and 3rd in the category comprising value for the money, product quality, delivery as promised and technical support. Similarly, Gartner, Inc., a market research firm (“Gartner”), placed the Company in the upper-right “leaders” quadrant of the security information and event management market, and Forrester Research, Inc., a market research firm (“Forrester”), cited the Company as a “leader,” giving the Company the highest scores for the product strategy and compatibility and integration of its current offering subcategories, as well as the highest combined score overall for the categories that comprise current offering and strategy, to each of which Forrester assigned 50% weighting in its overall evaluation. According to Forrester, “ArcSight leads [its] evaluation of enterprise security information management (SIM) solutions with its feature-rich security operations functionality and much-improved reporting interface” and “[ArcSight’s] flexibility and reliability make ArcSight a favorite with many enterprise customers, especially in the security operations center (SOC).”
     Moreover, the Company supplementally advises the Staff that the following is a list of some of the industry awards that it has received recently for its ESM platform:

•	Information Security — Gold Medal in 2007 Readers’ Choice Award
•	Network Computing — 1st place in 2006 Editor’s Choice Award
•	Network Computing — 1st place in 2005 Editor’s Choice Award
•	European SC Magazine — 2006 Reader Trust Technology Award for Best Event Management Solution
•	SC Magazine — 2006 Reader Trust Technology Award for Best Overall Network Security Management
•	SC Magazine — 2006 Reader Trust Technology Award for the Best Event Management
•	Info Security Products Guide — 2006 Global Product Excellence Award in Security Management Tool
     The supplemental materials included as Exhibit C to the copy of this letter that is being transmitted by overnight courier also provide documentation of these industry awards. The Company requests, pursuant to Rule 418(b), that the Staff return to it the materials to which reference is made in this response once the Staff has completed its review.

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4.	On page 3, you refer to your technology partners. Please concisely explain this reference here.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 3 to explain the reference to technology partners. The Company also respectfully advises the Staff that technology partners and our relationship with them are further explained on the top of page 16 and the middle of page 64.
Risk Factors, page 7
5.	Your prospectus contains a lengthy presentation of risk factors. Item 503(c) of Regulation S-K requires a concise discussion of the most significant factors that make the offering speculative or risky. The item specifically proscribes the discussion of risks that could apply to any issuer or offering. The effect of a lengthy risk factors section is to make it difficult for the reader to identify and focus on those risks that specifically pertain to your offering. Consider eliminating of revising the following: the list of factors that could cause operating results to fluctuate; the repetitive disclosure in the competition risk factors; the list of factors pertaining to the risks of international operations; the ability to attract and retain personnel; the failure to manage future growth effectively; the list of factors relating to future acquisitions; necessity of maintaining financial controls; potential inability to raise future capital; and the list of factors relating to potential volatility of your common stock. Please also consider shortening the risk factor description in the prospectus summary.
     In response to the Staff’s comment, the Company has eliminated or revised the disclosure in a number of the risk factors in the Registration Statement (see, for example, pages 9, 16, 19 and 22), shortening or providing additional information specific to the Company, as appropriate. The Company supplementally advises the Staff that it has endeavored to limit the disclosure to a concise discussion of the most significant factors that make the offering speculative or risky. The Company also advises the Staff that following consideration at the Staff’s suggestion, it believes that the risk factor disclosure in the prospectus summary is appropriate to the Company and its particular circumstances.
We have limited operating history..., page 7
6.	The references to your operating history and the word “consistent” in the title of this risk factor tend to mitigate the risk you describe. Please revise.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement now on page 8 to eliminate mitigating language from the title of this risk factor.
7.	The sentence regarding your recent revenue growth in this risk factor also has the effect of mitigating the stated risk. Please put this statement in context or relocate this disclosure.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement now on page 8 to eliminate mitigating language from this risk factor. The Company has similarly modified other risk factors to remove mitigating language (see, for example, pages 10 and 16).

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If we fail to further develop and manage our distribution channels..., page 9
8.	Either here or elsewhere in the narrative disclosure, please quantify the percentage of your revenues that is attributable to channel partners.
     The Company respectfully advises the Staff that the Company has not quantified with specificity the percentage of its revenues involving channel partners. Historically, its sales involving channel partners have predominately involved a high degree of participation by the Company’s direct sales organization during all phases of the sales process, with the channel partner’s role typically akin to fulfillment. The disclosure under the heading “Sales and Marketing” on pages 71 and 72 of the Registration Statement describing the role of our channel partners is consistent with this. As a result, the Company has not collected the requested information for purposes of managing its business. The Company believes that, in the specific circumstances of the Company, such information would not be meaningful to investors (and may in fact be misconstrued), and that such information could not be provided without undue effort and expense.
Because we derive a substantial majority of our revenues from ArcSight ESM..., page 10
9.	Please remove the references to your “widespread” market acceptance and your satisfaction of customer demands from the title of this risk factor. Please also quantify the term “substantial majority.”
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 10 to eliminate mitigating language from the title of this risk factor and quantify the term “substantial majority.”
If we are unable to successfully market..., page 10
10.	This risk factor is repetitive of the risks that have come before it, and takes the form of a projection as to future growth. Please revise accordingly.
     In response to the Staff’s comment, the Company has revised the disclosure in this risk factor, now on page 11 of the Registration Statement, to remove the language regarding an expectation of future growth. The Company respectfully advises the Staff that, particularly following the revisions to the prior and other risk factors, the Company believes this risk factor addresses matters distinct from the other risk factors presented in the Registrations Statement.
Our business in countries with a history of corruption..., page 16
11.	Please tell us the specific East Asian, Middle Eastern and African countries in which you have operations.
     With the copy of this letter that is being transmitted by overnight courier, the Company has supplementally provided to the Staff as Exhibit D a spreadsheet containing the list of countries scored in the Corruption Perception Index (CPI) 2007 published by Transparency International (www.transparency.org/policy_research/surveys_indices/cpi/2007), a widely respected barometer of corruption, and their respective CPI Scores and identifying for each such country whether the Company has transacted business there since January 2004, the approximate amount of business transacted by the Company in each such country in fiscal 2005, 2006 and 2007 and the three months ended July 31, 2007 and whether the Company has offices or employees in such country. The Company respectfully advises

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the Staff that it takes seriously its obligations under the Foreign Corrupt Practices Act and the anti-corruption laws of the countries in which it transacts business (including adopting policies for compliance). The Company would prefer not to offend its current and potential channel partners and customers by specifically identifying them or their home country in the Registration Statement as particularly likely to be corrupt. The Company believes that the risk is clearly identified without, and that the Company’s investors are not disadvantaged by not including, such information. The Company requests, pursuant to Rule 418(b), that the Staff return to it the spreadsheet/list to which reference is made in this response once the Staff has completed its review.
We rely on software licensed from other parties..., page 18
12.	Please clarify your dependence on third party software.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 18 to clarify its dependence on third party software.
Use of Proceeds, page 27
13.	Please tell us whether you have a business plan relating to the conduct of your business following any receipt of proceeds of a public offering. If such a plan has been presented to your board of directors or to the underwriters in this offering, please revise this section to accord with that plan. For instance, elsewhere in the prospectus, you state that you intend to expand sales and marketing, channel sales and product development. Please tell us the extent to which you intend to use the proceeds of the offering for these purposes.
     The Company advises the Staff that its management has not presented to its board of directors, and the Company has not otherwise adopted, a business plan that utilizes or is dependent upon the proceeds of this offering or other external financing. The Company has generated positive cash flows from operations for each of the four most recent fiscal years, and the current business plan of the Company anticipates that the cash needs, including the planned expansion in sales and marketing, channel sales and product development, will be satisfied with cash provided by operating activities.
Management’s Discussion and Analysis, page 34
Internal Control Over Financial Reporting, page 37
14.	Please tell us whether there are any material costs associated with the remediation efforts regarding the material weakness identified during the fiscal 2007 audit.
     The Company advises the Staff that to date there have not been any material incremental costs associated with the remediation efforts regarding the material weakness identified during the fiscal 2007 audit, and the Company does not expect to incur any. The hiring of finance personnel was also undertaken for other purposes in the ordinary course in connection with the growth of the Company’s business, and the Company’s other remediation efforts are process changes that do not involve significant expense.
Critical Accounting Policies, Significant Judgments and Estimates, page 38
Stock-Based Compensation, page 40
15.	We have received your letter dated September 18, 2007 summarizing your stock option pricing. Please note that a significant focus of our comments regarding these issues is on the disclosure in

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your registration statement, which your letter does not address. Please note that your revised disclosure should incorporate much of the information contained in your letter and that information should be substantially revised to include robust disclosure of quantitative information. We will review your revised disclosures and any other information provided in your response together and issue further comments as appropriate.
     In response to the Staff’s comment (and comment 16), the Company has revised the disclosure in the Registration Statement on pages 40-43. The Company acknowledges that the Staff will review the revised disclosure (including the disclosure provided in response to comment 16) and issue further comments as appropriate.
16.	Please revise to disclose the following information related to issuances of equity instruments:
•	discuss the significant factors considered, assumptions made, and methodologies used in determining the fair value of the underlying common stock for option grants prior to the adoption of SFAS 123R, those used in determining the fair value of the options for option grants subsequent to adoption of SFAS 123R and for other equity related issuances not accounted for under APBO No. 25 or SFAS 123R. In addition, discuss consideration given to alternative factors, methodologies and assumptions; and
•	discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.
     The Company respectfully advises the Staff that it believes that, particularly as elaborated in response to comment 15, the disclosure contained in Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), —Critical Accounting Policies, Significant Judgments and Estimates and —Stock-Based Compensation discusses the factors considered, assumptions made and methodologies used in determining the fair value of the common stock underlying options granted, both prior and subsequent to the adoption of SFAS 123R. In response to the Staff’s comment, the Company has added disclosure describing the significant factors contributing to the valuation of common stock underlying all stock options granted subsequent to May 1, 2006.
Results of Operations, page 43
Comparison of Fiscal Year 2007 and Fiscal Year 2006, page 44
Revenues, page 44
Maintenance and Services Revenues, page 45
17.	Your disclosures indicate that the increase in maintenance revenues is due to a larger installed base. Please describe to us the extent to which you use “installed base” as a key indicator in managing your business and indicate whether you believe that this metric contributes meaningfully

U.S. Securities and Exchange Commission
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to understanding and evaluating your company. In addition, tell us what consideration you gave to disclosing this metric in your MD&A. See Section III.B.1 of SEC Release No. 33-8350.
     The Company advises the Staff that it does not believe that there is a numeric metric tied to its installed base that contributes meaningfully to an understanding of current period operating results or that any such numeric metric would be a meaningful indicator of future period results. The size of the installed base does, of course, affect the amount of maintenance revenue that the Company projects for future periods. This concept is consistent with the disclosure contained on page 36. However, the amount of maintenance revenues from any given customer or group of customers in any period is a function of a number of variables, primarily the amount and mix of the Company’s products sold to the customer and the extent to which they continue to be in active use. These factors vary significantly from customer to customer. As such the Company has not sought to construct a quantitative expectation of revenue based on a particular measure such as number of customers or revenues in any particular prior period. The Company believes that it is important that investors understand, and believes that MD&A sufficiently discloses, that as the Company sells more of its products in the aggregate over time it naturally expects maintenance revenues to increase.
Product Revenues, page 35
18.	Please discuss the average ESM transaction size for the periods presented.
     The Company respectfully advises the Staff that it believes an average ESM transaction size metric is not meaningful. For example, in fiscal 2007, the Company’s ESM transactions range in size [ * * * ]. Individual transaction size varies depending on (i) whether an ESM Manager is included in the order, and, if so, the number of ESM Managers included; (ii) whether the order involves a number of ESM Connectors, ESM Consoles or various add-on products or services; and (iii) the number of event sources from which the customer wishes the ESM platform to be able to collect data, which is both a function of the size of the organization and the scale over which the customer intends to make a particular deployment. The range of transaction sizes can shift significantly depending on the mix of customers and order specific factors during a particular period. While there may be an arithmetic mean order size in a particular period, the Company does not believe it provides meaningful or useful information. The Company’s management does not use order size as a key performance indicator and believes that inclusion of such information in the Registration Statement could be misconstrued.
Liquidity and Capital Resources, page 48
Operating Activities, page 48
19.	We note that your discussion of cash flows from operating activities is essentially a recitation of the reconciling items identified on the face of the statement of cash flows. This does not appear to contribute substantively to an understanding of your cash flows. Rather, it repeats items that are readily determinable from the financial statements. When preparing the discussion and analysis of operating cash flows, you should address material changes in the underlying drivers that affect these cash flows. These disclosures should also include a discussion of the underlying reasons for changes in working capital items that affect operating cash flows. Please revise your disclosures accordingly. See Section IV.B.1 of SEC Release 33-8350.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on pages 55 and 56 to address the material changes in the underlying drivers that affect these

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cash flows and discuss the underlying reasons for changes in working capital items that affect operating cash flows.
Quantitative and Qualitative Disclosures about Market Risk, page 50
20.	We note that you have entered into foreign currency forward and option contracts to manage your currency exposures. Please tell us your analysis as to the applicability of Item 305 of Regulation S-K to these activities. In this regard, on page 16, you list fluctuations in exchange rates as a material risk.
     The Company advises the Staff that its foreign currency forward and option contracts are market risk sensitive instruments that the Company entered into for purposes other than trading purposes. Separate quantitative information was not presented since the Company has determined that the amounts involved are not material to the Company pursuant to analysis performed in accordance with Sections 5A and 5B of the General Instructions to Paragraphs 305(a) and 305(b) of Item 305 of Regulation S-K.
Business, page 51
21.	Please describe in this section the general development of your business during the past five years. See Item 101(a) of Regulation S-K.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on pages 74 and 75 to elaborate in the Business section on the general development of the Company’s business during the past five years.
22.	Please describe in this section any material portion of your business that may be subject to renegotiation of profits or termination of contracts at the election of a governmental entity. See Item 101(c)(1)(ix) of Regulation S-K.
     The Company respectfully advises the Staff that its agreements with governmental entities generally provide for an up-front license fee and a maintenance fee for some period [ * * * ].
23.	Item 101(d) of Regulation S-K permits you to disclose financial information about geographic areas in your financial statements, so long as, in the business section, you provide a cross-reference to this discussion. Please provide the cross-reference.
     In response to the Staff’s comment, the Company has provided on page 71 of the Amendment a cross-reference to the information about geographic areas in the financial statements.
24.	You reference Oracle as one of your technology partners in several places in the prospectus. You have also filed as an exhibit to the registration statement an agreement with Oracle for which you have requested confidential treatment. However, you do not appear to have described this relationship in the prospectus. Please explain your relationship with Oracle in the Business section.
     In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the Amendment to include a description of its arrangement with Oracle.

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25.	Please discuss in this section your sales through channel partners, such as resellers and systems integrators.
     In response to the Staff’s comment, the Company has revised the disclosure on pages 71 and 72 of the Amendment to add discussion of its sales through channel partners, such as resellers and systems integrators.
Our Strategy, page 56
26.	On page 57, you state that more enterprises will use your platform, and that you will therefore become an even more strategic part of your customers’ infrastructure. Please provide quantitative or qualitative support for these projections, and do not phrase them as assertions.
     The Company respectfully advises the Staff that the statements to which it refers, now on page 64 of the Amendment, are not intended to say that more enterprises will use its platform, and that the Company will therefore become an even more strategic part of your customers’ infrastructure. Rather, the statements are intended as (i) a statement of the Company’s belief that risks outside of traditional network security risks and compliance issues such as those described directly above in the paragraph titled “Extend Our Value Proposition to Additional Event Sources and Business Use Cases Beyond Traditional IT Security” are common to other organizations (in addition to the examples cited in the bullets accompanying that paragraph), and (ii) a statement that is something of a truism: as organizations expand the use of the Company’s platform to cover business risks that threaten the efficiency or effectiveness of their business or the integrity of their product or service (risks that are more core to the business of the customer) rather than simply to address traditional network security risks and compliance issues, the Company’s products will become a more strategic part of their technology infrastructure. The Company has revised the statements to which the Staff refers, now on page 64 of the Amendment, to add clarity to its intent. The Company supplementally advises the Staff that it believes its correlation engine and related technologies provide the capability to analyze and react to system and business events of almost any variety so long as data about the events can be automatically collected. Customers have recognized this flexibility on their own (without any suggestion from the Company) and have developed their own event collection capabilities and corresponding rules to be used in the correlation engine for analysis of events unrelated to traditional network security risks and compliance issues. See, for example, the last case study on page 68 of the Amendment. In concept, the correlation engine can be used to monitor and analyze any processes where events can be collected electronically and correlated in their occurrence — whether they are events related to network security or related to business processes and systems.
Case Studies, page 61
27.	Please tell us the names of these entities on a supplemental basis and tell us whether these customers have reviewed the corresponding disclosure. We may have further comment.
     The Company advises the Staff that the entities referred to in the cases studies are, in the order that the case studies appear on page 68, [ * * * ]. The Company also advises the Staff that these customers have reviewed the corresponding disclosure in connection with the preparation of the Registration Statement or previously reviewed the corresponding disclosure and approved it for general public use. The Company further advises the Staff that for a variety of reasons, including a desire not to disclose their methods addressing various risks and a desire not to be associated with any security failures, such entities have not agreed to be identified in the Registration Statement. These and similar reasons also result in many security issues and incidents going unreported to organizations such as the FBI’s National Computer Crime Squad (NCCS). See, for example, 2007 CSI Computer Crime and Security Survey, formerly administered in conjunction with the Federal Bureau of Investigation (http://i.cmpnet.com/v2.gocsi.com/pdf/CSISurvey2007.pdf), and “The economic cost of

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publicly announced information security breaches: empirical evidence from the stock market,” Journal of Computer Security, Vol. 11, No. 3, 2003, pp. 431-448 (http://brief.weburb.dk/archive/00000130/01/2003-costs-security-on-stockvalue-9972866.pdf).
Competition, page 65
28.	Throughout this section, you identify competitive factors for certain products and platforms, and then state that you believe you compete favorably with respect to these factors. Please identify the negative factors pertaining to your competitive position. If there are no negative factors pertaining to your competitive position, or if you do not know or cannot evaluate these negative factors, please so state. See Item 101(c)(1)(x) of Regulation S-K.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on pages 72 and 73 to discuss negative factors pertaining to its competitive position.
Intellectual Property, page 66
29.	Please describe the duration of your two issued patents and the importance of those patents to your business. See Item 101(c)(1)(iv) of Regulation S-K.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 73 to describe the duration of the Company’s two issued patents and the importance of those patents to the Company’s business.
Management, page 68
30.	Please consider whether there is anything to disclose regarding Mr. Ryles’ employment from September 2002 to December 2004. See Item 401(e) of Regulation S-K.
     The Company advises the Staff that Mr. Ryles was retired from September 2002 to December 2004. Consequently, the Company has not added further disclosure regarding Mr. Ryles employment during this period.
Executive Compensation, page 74
Compensation Discussion and Analysis, page 74
31.	Please include in your analysis a discussion of any material actions regarding executive compensation taken after the end of your last fiscal year. Please see Instruction 2 to Item 402(b) of Regulation S-K.
     The Company advises the Staff that the Compensation Discussion and Analysis in the Registration Statement (the “CD&A”) covers actions regarding executive compensation that were taken after the end of the Company’s last fiscal year and taken during prior years to the extent needed to provide a fair understanding of the named executive officers’ compensation for the last fiscal year or to otherwise give context to the disclosure provided. See, for example, the post-fiscal year-end determination of the bonuses under the Company’s bonus and profit sharing plan on pages 86-89 and the discussion of the Company’s new employment agreement with Robert Shaw on page 90. However, the Company has revised the CD&A to provide additional context to those disclosures and to provide disclosure regarding actions taken subsequent to the initial filing of the Registration Statement (see, for example, pages 85 and 89).

U.S. Securities and Exchange Commission
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Base Compensation, page 76
32.	Please disclose what you mean when you refer to salaries near the median of salaries of executives with similar roles at comparable companies. That is, if material, please disclose when, why, and to what extent you would deviate or have deviated from the median.
     The Company advises the Staff that the median salary level is typically not a round number (e.g., $250,000) but rather a number that reflects averaging a number of salaries (and variations from round numbers that result from pay periods that do not perfectly match the reporting companies’ fiscal years). The language “at or near” in the CD&A is intended to reflect the common practice of employers using round numbers when discussing compensation with their employees or potential employees. Consequently, the Company believes that such deviations are not material and that additional disclosure in the CD&A is not required. The Company has disclosed those instances where it has materially deviated from the median salaries (see the response to comment 33 below).
33.	Please disclose the extent to which the salaries of Mr. Shaw and Mr. Njemanze exceed the median salaries of comparable officers at comparable companies, and disclose why these persons are “uniquely key” to your success in a way that other CEOs and CTOs are not.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on pages 84 and 85 to disclose the extent to which the salaries of Mr. Shaw and Mr. Njemanze exceed the median salaries of comparable officers at comparable companies and disclose why they are “uniquely key” to the Company’s success.
34.	In the last full paragraph on page 76, you disclose that “market trends” may cause you to increase salaries. Please elaborate on this disclosure, in particular by showing how this differs from mere realignment to the benchmarks, as described later in the same paragraph.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement, now on page 85, to elaborate on the meaning of “market trends” and how this differs from mere realignment to the benchmarks.
Equity Compensation, page 77
35.	Please disclose why the award to Mr. Reilly apparently vests on a different schedule from all other options you have granted upon hiring executive officers.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 86 to disclose the reasons why one of the grants to Mr. Reilly vests on a different schedule from all other options the Company has granted upon hiring executive officers.
36.	Please disclose how you determined the specific amounts of equity compensation awarded to the named executive officers in fiscal 2007.
     The Company respectfully advises the Staff that the CD&A includes disclosure regarding how the Company determined the specific amounts of equity compensation awarded to the named executive officers in fiscal 2007. See for example pages 86, 87 and 89, which discuss how initial equity grants are determined and how amounts were determined in connection with the Company’s bonus and profit sharing plan. In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 89 to elaborate on how equity grant amounts were determined in connection with the Company’s bonus and profit sharing plan for fiscal 2007.

U.S. Securities and Exchange Commission
October 29, 2007

Cash Bonuses Under Our Bonus and Profit Sharing Plans, page 78
37.	Please describe the varieties of individual performance objectives which inform your bonus decisions. See Item 402(b)(2)(vii) of Regulation S-K. Please also disclose why bonuses awarded to Mr. Shaw are not subject to any individual performance evaluations.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on pages 86, 87 and 89 to describe the varieties of individual performance objectives which inform its bonus decisions and to disclose why bonuses awarded to Mr. Shaw are not subject to any individual performance objectives.
38.	Please specifically disclose why bonuses for Mr. Mosher are awarded based on considerations which differ from those applied to other executive officers of your company.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 87 to elaborate on the disclosure of why bonuses for Mr. Mosher are awarded based on considerations which differ from those applied to other executive officers of the Company.
Certain Relationships and Related Party Transactions, page 95
39.	You state in the introductory paragraph that you have disclosed related party transactions that are in effect. Please note that Item 404 of Regulation S-K requires disclosure of such transactions during your last fiscal year and the two preceding fiscal years. See Instruction 1 to Item 404. Please revise your disclosure as appropriate. For example, consider whether there is anything to disclose regarding the employee loans you discuss on pages 46 and F-32.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 104 to clarify that the disclosure covers the Company’s last fiscal year and the two preceding fiscal years, and to provide additional disclosure. The Company advises the Staff that all other transactions with related parties since May 1, 2004 fall below the thresholds specified in Item 404 of Regulation S-K.
40.	Throughout this section, please identify the related persons and affiliated entities to whom this disclosure relates, and disclose the basis on which the person is a related person. See Item 404(a) of Regulation S-K.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 104 to identify the related persons and affiliated entities to whom the disclosure relates, and to disclose the basis on which the person is a related person.
Underwriters, page 105
41.	We note your statement that “After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.” Please clarify this disclosure. If you are referring to unsold allotments, please so state.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 118 to clarify this disclosure.

U.S. Securities and Exchange Commission
October 29, 2007

42.	Please identify any principal underwriter that intends to sell to discretionary accounts. See Item 508(j) of Regulation S-K. This information must be contained in a pre-effective amendment if the information is not currently available.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page 118 to clarify.
43.	Please furnish a brief description of your indemnification of the underwriters. See Item 508(g) of Regulation S-K.
     The Company respectfully advises the Staff that a brief description of its indemnification of the underwriters meeting the requirement of Item 508(g) of Regulation S-K is disclosed on page 120 of the Registration Statement.
Consolidated Financial Statements
General
44.	Please revise your registration statement to include updated financial statements and related consents. Refer to Rule 3-12 of Regulation S-X.
     As requested, the Company has revised the Registration Statement to include updated financial statements and related consents in accordance with Rule 3-12 of Regulation S-X.
Consolidated Statements of Operations, page F-4
45.	You disclose on page F-11 that revenue from certain arrangements is recognized ratably due to the lack of VSOE of one of more undelivered elements. Please tell us where you included the revenue for these arrangements in your Statements of Operations. For instance, tell us whether the revenue is included in a single line item (i.e. product revenue or maintenance and service revenue) or if you allocate the revenue from these arrangements between the two revenue line items based on a certain methodology and, if so, please describe that methodology. In addition, explain how your classification of this revenue complies with Rule 5-03 of Regulation S-X.
     The Company advises the Staff that prior to October 2003, it had not established vendor specific objective evidence of fair value (“VSOE”) for maintenance and support for its ESM products. Accordingly, in accordance with paragraph 12 of American Institute of Certified Public Accountants Statement of Position No. 97-2 (“Software Revenue Recognition, as amended by SOP No. 98-9, Software Revenue Recognition with Respect to Certain Arrangements”) (“SOP 97-2”), for the fiscal year ended December 31, 2002, the four month period ended April 30, 2003 and the first six months of fiscal 2004, the Company recognized revenue ratably over the maintenance period beginning with the point in time when all other required criteria for revenue recognition had been met. During this time, for classification purposes in the statement of operations, the Company allocated the revenue from these arrangements between product and maintenance and services revenue. The methodology the Company used to allocate the revenue was based on an estimate of the fair value of the maintenance element of the arrangement as indicated by rates for which the Company separately sells similar services, which was consistent with the rates determined when VSOE was ultimately established, and the Company uses the residual method for the product element of revenue. The Company believes that separate presentation of this information would not be meaningful to investors.

U.S. Securities and Exchange Commission
October 29, 2007

     Beginning in October 2003, the Company established VSOE for maintenance and support for its ESM product in accordance with the methodology described in the reply to comment 46. For the second half of fiscal 2004 and fiscal 2005 and 2006, the Company did not have any sales transactions for which it did not have VSOE for maintenance, and accordingly product revenue was recognized at the time of delivery based on the residual method, provided that all other revenue recognition criteria had been met.
     During fiscal 2007, the Company had a limited number of transactions where VSOE for maintenance did not exist for the Company’s TRM and NCM products. Accordingly, the Company recognized the revenue from these arrangements ratably over the maintenance period as previously described. The Company allocated the revenue from these arrangements between both product and maintenance and service revenue. The methodology used to allocate the revenue was based on an estimate of the fair value of the maintenance portions of the arrangement as indicated by contractually stated renewal rates quoted in the respective sales contracts, because these rates were deemed substantive in both rate and term (please see the discussion in response to comment 46), and the Company used the residual method for the product component. The total revenue recognized under these arrangements in fiscal 2007 was $498,658 and $106,041 for product and maintenance and service revenue, respectively. The Company believes that these amounts are insubstantial and that separate presentation of this information would not be meaningful to investors.
     In the course of the preparation of its financial statements, the Company reviewed Rule 5-03(b)(1) of Regulation S-X and concluded that its statement of operations presentation was appropriate. Rule 5-03(b)(1) requires that registrants separately present revenues from the sale of products and revenues from provision of services in their statements of operations. The revenues derived from multiple element arrangements where the Company did not have VSOE for the maintenance element were less than 10% of total revenues, and accordingly such revenues were combined with their respective revenue line items on the Consolidated Statement of Operations. The Company based the fair value of the maintenance element on the stated renewal rates stated in the contracts (please see the discussion in response to comment 46). Further, as noted in the discussion in response to comment 46, the majority of these contracts have since been renewed at the contractually stated rate. In addition, the Company does not believe it would be meaningful or useful to an understanding of its financial performance to include these types of transactions as a separate line on the face of the Consolidated Statement of Operations, as the Company does not believe that this presents an ongoing recurring revenue stream representative of the Company’s central operations and business focus.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on pages F-11 and F-12 to further explain the allocation of revenue for multiple element arrangements for which VSOE does not exist for the maintenance element.

U.S. Securities and Exchange Commission
October 29, 2007

Notes to Consolidated Financial Statements
Note 2. Significant Accounting Policies, page F-8
Revenue Recognition, page F-10
46.	We note in your disclosure that you establish VSOE of fair value for maintenance services in your multiple element arrangements “based on renewals to other customers or upon renewal rates quoted in contracts when the quoted renewal rates are deemed substantive.” Please describe to us the process used to establish VSOE for maintenance and support services. Your response should address any analyses undertaken to evaluate separate sales and how you determine that renewal rates are substantive. Refer to the authoritative accounting guidance as appropriate.
     The Company respectfully advises the Staff that the Company’s VSOE for maintenance services is based on the prices charged to customers when the Company sells these services separately, or in cases of maintenance services for new product introductions such as the Company’s TRM and NCM products, the stated renewal rates quoted in the respective sales contract when these rates are deemed substantive in both rate and term and within the Company’s intent and ability to renew.
     The Company’s VSOE process and methodology for its ESM product line was established beginning October 2003 based on the actual stand-alone renewals of annual maintenance and support by our customers. These renewal rates are based on a percentage of the software license fees paid by each respective customer. The Company performs a rolling analysis of its entire ESM maintenance and support renewal population on a trailing 12 month basis and stratifies these sales transactions based on the level of maintenance and support services purchased (for example, standard as opposed to premium maintenance level). For each stratification, the Company assesses the continuing compliance of VSOE by assuring that a substantial majority of the renewals are within a sufficiently narrow range of the median price.
     With respect to the Company’s TRM and NCM products based on the products acquired in the acquisition of substantially all of the assets of Enira Technologies, LLC (the “Acquired Products”), the Company considered the guidance of paragraph 57 of SOP 97-2 and Technical Practice Aid 5100.54. In this regard, the Company specifically considered the maintenance renewal rate as compared to its normal pricing practice, the period of initial maintenance services as compared to the license term, the initial maintenance term as compared to the term of the renewal, the maintenance renewal rate as compared to the Company’s pre-existing renewal rate and both its intent and ability to renew at the contractually stated rates as demonstrated by the Company’s established history of offering these services for sale separately and independent of other elements and within a sufficiently narrow range of the median price (please see the VSOE discussion for the Company’s ESM product line in the paragraph above).
     In performing the VSOE process and methodology for the Acquired Products, the Company applied its existing pricing structure for maintenance and support services to such products. The Company included stated annual renewal rates for these maintenance and support services in the sales contracts entered into with new customers for these products consistent with the first year maintenance price and the existing maintenance and support pricing for which the Company had previously established VSOE. The Company also noted that the period of initial maintenance services was generally one year as compared to a perpetual use license term, the initial maintenance term was generally equal to the term of the renewal, the consistency of the maintenance renewal rate as compared to the Company’s pre-existing renewal rate and its established history of offering these services for sale separate and independent of other elements and within a sufficiently narrow range. Based on its analysis, the Company concluded that

U.S. Securities and Exchange Commission
October 29, 2007

these renewal rates were substantive in both rate and term and were appropriate measures of VSOE. The Company supplementally advises the Staff that it has renewed a substantial majority of these maintenance arrangements at the stated renewal rate quoted in the contracts.
     The Company has revised the disclosure in the Registration Statement on pages F-10 through F-12 to further explain the basis for determination of VSOE.
47.	We note that for certain transactions you consider a binding purchase order to be evidence of an arrangement. Please describe to us the terms that are documented within these purchase orders and tell us whether you subsequently obtain written contracts related to these arrangements.
     The Company advises the Staff that it considers a binding purchase order to be evidence of an arrangement when that purchase order is issued by a customer that already has a signed contract with the Company or the purchase order references the terms and conditions of the Company’s shrinkwrap or end-user license agreement. The Company does not subsequently obtain written contracts related to these arrangements. The Company has revised the disclosure of the nature of the documents that evidence its arrangements in the Registration Statement on page F-11.
48.	We note your disclosure that if a fee is subject to refund, forfeiture, concession or adjustment, you recognize revenue when the right to refund, forfeiture, concession or adjustment lapses. Please revise your disclosure to clarify the terms that result in such deferrals and provide an indication as to the frequency in which you offer such terms.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page F-11 to clarify the terms that result in such deferrals and provided an indication as to their frequency.
Note 9. Stock-Based Compensation, page F-26
49.	We note the information provided in your letter dated September 18, 2007. To the extent that your letter does not include the bulleted items below, please provide us with the following information in chronological order for stock option grants and other equity related transactions for the one year period preceding the most recent balance sheet date:

•	the nature and type of stock option or other equity related transaction;
•	the date of grant/issuance;
•	description/name of option or equity holder;
•	the reason for the grant or equity related issuance;
•	the number of options or equity instruments granted or issued;
•	the exercise price or conversion price;
•	the fair value of underlying shares of common stock;
•	adjustments made in determining the fair value of the underlying shares of common stock, such as illiquidity discounts, minority discounts, etc.;
•	the total amount of deferred compensation or value assigned to any beneficial conversion feature reconciled to your financial statement disclosures;
•	the amount and timing of expense recognition; and

U.S. Securities and Exchange Commission
October 29, 2007

•	indicate for each option grant or equity related transaction what valuation methodology used (market approach, etc.), whether it was contemporaneous or retrospective and whether it was performed by an unrelated specialist.
Continue to provide us with updates to the requested information for all equity related transactions subsequent to this request through the effective date of the registration statement.
     The Company is supplementally providing as Exhibit E to the copy of this letter that is being transmitted by overnight courier a spreadsheet that provides the information requested for all options granted subsequent to July 31, 2006. The Company requests, pursuant to Rule 418(b), that the Staff return to it the materials to which reference is made in this response once the Staff has completed its review.
50. Please provide us with your proposed IPO price.
     The Company supplementally advises the staff that, based on the preliminary discussions with the proposed lead underwriters regarding a potential initial public offering of the Company’s common stock and the Company’s view of its valuation upon such a potential initial public offering, that its current preliminary estimate of the price range for its common stock is from [ * * * ] per share (ignoring any potential reverse split of the Company’s capital stock that may occur prior to completion of the offering). The Company respectfully advises the Staff that the proposed price range for the IPO has not been finally determined, and may not be determined until shortly before it is included the preliminary prospectus. However, the Company does not at this time anticipate a change to the range, other than to potentially narrow it and adjust for any split of the Company’s capital stock that may occur prior to completion of the offering.
51.	As applicable, consider revising to include the following disclosures for options granted and other equity instruments awarded during the 12 months prior to the date of the most recent balance sheet included in the filing:
•	for each grant date, the number of options or shares granted, the exercise price, the fair value of the common stock, and the intrinsic value, if any, per option (the number of options may be aggregated by month or quarter and the information presented as weighted-average per share amounts); and
•	whether the valuation used to determine the fair value of the equity instruments was contemporaneous or retrospective.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on page F-31 to include the requested disclosures.
52.	We note your disclosure on page 41 and F-28 which refers to an analysis performed by a third-party valuation firm. When you refer to a third-party valuation specialist, you should disclose the name of the specialist and include the expert’s consent following Rule 436(b) of Regulation C.
     In response to the Staff’s comment, the Company has revised the disclosure in the Registration Statement on pages 42, 43 and F-33 to name the third-party valuation specialist, whose consent is now included in the Amendment as Exhibit 23.3.

U.S. Securities and Exchange Commission
October 29, 2007

Note 10. Segment Information, page F-29
53.	Tell us how you considered the disclosures required under paragraph 37 of SFAS 131 regarding product and services revenues. In this regard, it appears that your professional and maintenance services, if material, may require separate disclosure.
     In response to the Staff’s comment, the Company has revised the financial statements, and the related discussion, in the Registration Statement to include separate disclosure of maintenance and services revenues. See, for example, page F-35 of the Amendment.
* * * * * * *

U.S. Securities and Exchange Commission
October 29, 2007

     Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (650) 335-7130 or, in his absence, Daniel J. Winnike, Esq. at (650) 335-7657.
CONFIDENTIAL TREATMENT REQUEST
     The Company hereby requests, pursuant to 17 C.F.R. Section 200.83, that the redacted contents of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person, as it contains confidential information. In accordance with 17 C.F.R. Section 200.83(d)(1), if any person (including any governmental employee who is not an employee of the commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days advance notice of any intended release so that the Company may, if deemed necessary or appropriate, pursue any remedies available to it. In such an event, we request that you notify Robert W. Shaw, Stewart Grierson and Trâm T. Phi, Esq. at ArcSight, Inc., 5 Results Way, Cupertino, CA 95014 (408-864-2600) and David A. Bell, Esq. at Fenwick & West LLP, Silicon Valley Center, 801 California Street, Mountain View, CA 94041 (650-335-7130).

Sincerely,
/s/ David A. Bell

David A. Bell, Esq.

Enclosures:	Attachment A (provided under separate cover)
Exhibit A (Referenced Analyst Reports)
Exhibit B (Additional Analyst and Publication Reports)
Exhibit C (Industry Awards)
Exhibit D (CPI Annotated with Company-Specific Information)
Exhibit E (Requested Option Information)

cc:	Robert W. Shaw, Chief Executive Officer Stewart Grierson, Chief Financial Officer Trâm T. Phi, Esq., Vice President and General Counsel ArcSight, Inc.

Daniel J. Winnike, Esq. Fenwick & West LLP

Nigel Martin Aftab Jamil Ernst & Young LLP

Bruce K. Dallas, Esq. Davis Polk & Wardwell